LOGO OF BRASKEM
                                  BRASKEM S.A.
                      Public Company - CVM Code No. 00482-0
                         CNPJ/MF No. 42 150 391/0001-70
                             NIRE No. 29 300 006 939

                                  RELEVANT FACT
                      BRASKEM SHARES TRADED ON THE LATIBEX

Braskem S.A. ("Braskem" or the "Company"), in compliance with the provisions of CVM Instruction No. 358/02, hereby informs its shareholders and the market of the following:

As widely announced and released to the market in general, on Wednesday, October 8, 2003, Braskem listed its class "A" preferred shares on the Latibex, the section of the Madrid Stock Exchange for Latin-American companies, which are quoted in Euros. Braskem's shares were initially traded in lots of 50 shares under the Code XBRK, and since the implementation of the previously disclosed 20:1 ratio split of Braskem's issued shares, its shares began to be traded, in lots of 1,000 shares. Since listing on the Latibex, Braskem's class "A" preferred shares have increased in price by 10.6% through October 20, 2003, reaching a quotation of 12.05 Euros at the market closing on October 20. The listing of Braskem's class "A" preferred shares occurred one year after the date on which the symbol for the ADRs of Copene Petroquimica do Nordeste S.A. - Braskem's predecessor on the New York Stock Exchange (NYSE) - was changed to BAK.

By listing in Madrid, the Company strengthens its relationship with the capital markets even more and at the same time, increases its visibility in Europe. Braskem is counting on Latibex to be a platform for growth throughout Europe and expects to benefit from Latibex's close relationship with some of the most important European institutional investors and financial analysts.

Through the Latibex listing, the Company's shares are now listed in important markets in Brazil, the United States and Europe. As a result of this initiative, the Company also seeks to generate alternative additional sources to finance its future growth, in addition to increasing the liquidity of its shares. Braskem has selected "Santander Central Hispano Bolsa" as its market maker on the Latibex.

Braskem has committed to its shareholders and investors to implement the best practices of Corporate Governance and transparency. The Company's shares are listed on Level 1 on the Bovespa - the Sao Paulo Stock Exchange - and the Company is committed to migrate to Level 2. Braskem's Level II ADRs are traded on the NYSE, and since October 8, 2003, its class "A" preferred shares are traded on the Latibex.

                        Camacari, Bahia, October 21, 2003
                               /s/ Paul Elie Altit
                               -------------------
                                  BRASKEM S.A.
                                 Paul Elie Altit
                             Vice President, Finance
                         Director of Investor Relations